Filed pursuant to Rule 433
Free Writing Prospectus dated October 24, 2018
Registration Statement No. 333-222683-05

UNITED RENTALS (NORTH AMERICA), INC.
Pricing Term Sheet — October 24, 2018
$1,100,000,000 6.500% Senior Notes due 2026

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated October 24, 2018, to the accompanying Prospectus dated January 24, 2018, filed as part of Registration Statement No. 333-222683-05.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)

Title of Securities:	6.500% Senior Notes due 2026 (the “Notes”)

Aggregate Principal Amount:	$1,100,000,000

Distribution:	SEC Registered

Gross Proceeds:	$1,100,000,000

Net Proceeds (after underwriting discounts and commissions):	$1,089,000,000

Maturity:	December 15, 2026

Issue Price:	100%

Coupon:	6.500%

Yield to Maturity:	6.500%

Interest Payment Dates:	June 15 and December 15

Record Dates:	June 1 and December 1

First Interest Payment Date:	June 15, 2019

Optional Redemption:

Except as set forth below under “Optional Redemption with Equity Proceeds”, “Mandatory Redemption” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the Notes at its option prior to December 15, 2021.

The Issuer may, at its option, redeem some or all of the Notes at any time on or after December 15, 2021 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning on December 15 of each of the years indicated below:

Year	Percentage
2021	103.250%
2022	102.167%
2023	101.083%
2024 and thereafter	100%

Optional Redemption with Equity Proceeds:	At any time on or prior to December 15, 2021, the Issuer may, at its option, on one or more occasions, redeem up to 40% of the aggregate principal amount of the Notes with the net cash proceeds of certain equity offerings, at a price equal to 106.500% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to December 15, 2021, the Issuer may redeem some or all of the Notes at a price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

Mandatory Redemption:

If (i) the BlueLine Acquisition is not consummated on or before May 29, 2019 (the “Acquisition Deadline”), (ii) United Rentals, Inc. has determined that the BlueLine Acquisition will not be consummated on or before the Acquisition Deadline, and gives Wells Fargo Bank, National Association (the “Trustee”) a written notice to that effect or (iii) the BlueLine Merger Agreement is terminated in accordance with its terms or by agreement of the parties thereto, the Issuer will be required to redeem the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date. The “Special Mandatory Redemption Date” means the earliest to occur of (i) the Acquisition Deadline, if the BlueLine Acquisition is not consummated on or before such date, (ii) the 10th business day following written notification by the Issuer to the Trustee that United Rentals, Inc. has determined that the BlueLine Acquisition will not be consummated on or before the Acquisition Deadline and (iii) the 10th business day following the termination of the BlueLine Merger Agreement, if the BlueLine Acquisition has not been consummated.

“BlueLine Acquisition” means the acquisition by United Rentals, Inc. of Vander Holding Corporation and its subsidiaries, as contemplated by the BlueLine Merger Agreement.

“BlueLine Merger Agreement” means the Agreement and Plan of Merger, dated as of September 10, 2018, by and among United Rentals, Inc., a Delaware corporation, UR Merger Sub V Corporation, a Delaware corporation and a wholly-owned subsidiary of United Rentals, Inc., Vander Holding Corporation, a Delaware corporation, and Platinum Equity Advisors, LLC, a Delaware limited liability company, solely in its capacity as the initial Holder Representative thereunder, as amended from time to time.

Change of Control:	Upon certain change of control events, the Issuer must offer to repurchase the Notes at 101% of principal amount plus accrued and unpaid interest, if any, to the purchase date.

Trade Date:	October 24, 2018

Settlement Date:	October 30, 2018 (T+4)

Extended Settlement:

Delivery of the Notes will be made against payment therefor on or about October 30, 2018, which will be the fourth business day following the date of pricing of the Notes, or “T+4.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

CUSIP/ISIN Numbers:	911365BK9 / US911365BK93

Bookrunners:	Wells Fargo Securities, LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.

Co-Managers:	BMO Capital Markets Corp.
PNC Capital Markets LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC

The Issuer has previously filed a registration statement (including a prospectus and a preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”), for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Wells Fargo Securities, LLC at 550 South Tryon Street, 5th Floor, Charlotte, North Carolina 28202; Email: wfscustomerservice@wellsfargo.com, Attention: WFS Customer Service.  Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.